December 27, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Erin Purnell

Re:	Omnichannel Acquisition Corp.
Registration Statement on Form S-4
File No. 333-258747

Dear Ms. Purnell:

Omnichannel Acquisition Corp. (the “Company”) hereby requests that its request, made on December 22, 2021, for acceleration of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be withdrawn prior to effectiveness of the Registration Statement.

The Company requests that it be notified of the grant of the request for withdrawal by telephone to David Sakowitz of Winston & Strawn LLP, counsel to the Company, at (212) 294-2639. Please direct any questions or comments regarding this request to Mr. Sakowitz.

Sincerely yours,

Omnichannel Acquisition Corp.

By:	/s/ Matt Higgins
Name:	Matt Higgins
Title:	Chief Executive Officer

cc:	David Sakowitz, Esq.